

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 7, 2011

Nathan Mahlingam
Chief Executive Officer
Mission NewEnergy Limited
Tempo Offices, Unit B9
Subiaco, Western Australia 6008
Australia

> **Re: Mission NewEnergy Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed December 23, 2010**
> **File No. 333-170471**

Dear Mr. Mahlingam:

We have reviewed your response letter dated December 23, 2010 and the above-referenced filing, and have the following comments.

Amendment No. 1 to Registration Statement on Form F-1

General

1. We note your response to comment one of our letter dated December 3, 2010 and your statement that you are eligible for the exemption provided by Rule 168 of the Securities Act. However, we note that in order to be eligible for the exemption, you must either satisfy the public float threshold in General Instruction I.B.1. of Form F-3 or issue non-convertible investment grade securities meeting the provisions of General Instruction I.B.2 of Form F-3. See Rule 168(a)(2)(ii). In addition, we note that a communication containing information about the registered offering is excluded from the exemption provided by Rule 168. See Rule 168(c). In this regard, we note that the MD Address and 2010 Annual Report contain statements relating to your registered offering.

    Please provide us with a detailed legal analysis regarding (1) whether you are eligible to rely on Rule 168 of the Securities Act; and (2) the Securities Act implications of the specific statements made in the MD Address and 2010 Annual Report relating to the detailed description of your business and the industry, your planned areas of focus in 2011 and the current registered offering.

2. We note your response to comment two of our letter dated December 3, 2010. Please advise us as to whether the share consolidation will be completed prior to the distribution

of the preliminary prospectus to potential investors, and whether such preliminary prospectus will be revised throughout to reflect such share consolidation.

3. We note your revisions throughout the filing in response to comment seven of our letter dated December 3, 2010. We have the following comments:

- We note your statement on page 50 that there will be a shortfall in biofuels supply through 2022 resulting in a shortfall volume for 2011 of 10.3 billion gallons, and that such statement is based on projections included in the 2010 Annual Energy Outlook prepared by the U.S. Energy Information Administration. We are unable to locate data supporting this statement in the materials you provided in the Annexure. Please advise.

- We note that the source you cite for the chart on pages 62-63 is "Bereens (2007); Johnson et. al (2007)." Please revise to state that the source is the 2009 report from the United Nations Conference on Trade and Development, as indicated by the materials you provided in the Annexure.

- We note that you include a parenthetical for the sources you cite throughout your prospectus stating that "More recent data may be available." Please either remove such disclaimer, as it suggests to investors that such data may not be reliable, or advise us as to the basis for your belief that such data remains reliable.

- Please remove all references to external websites, as you are not entitled to incorporate by reference.

- Please disclose in your filing the dates of the sources you cite. As one example, we note that on page one, you have not provided a date for the first source cited in the Prospectus Summary under "Industry."

- We note your response that you do not believe a consent is required pursuant to Rule 436 of Regulation C for the data obtained from OPIS, which is a paid service, because you analyzed the information provided by OPIS to prepare the relevant disclosure, graphs and statistics. We continue to believe that a consent may be required as the disclosure is based on data that is not available to the public for free or at a nominal cost. Alternatively, you may remove the reference to the third party and attribute the applicable information to you, based on your own research. See Question 233.02 of the Compliance and Disclosure Interpretations for Securities Act Rules and Rule 436 of Regulation C.

Prospectus Summary, page 1

4. We note your response to comment 15 of our letter dated December 3, 2010. Please further revise your summary to clarify (1) that you have not begun producing commercial

quantities of Jatropha-based biodiesel as of the date of this prospectus, and (2) the date that you expect to be able to produce commercial quantities of Jatropha-based biodiesel.

5. We note that in response to comment 16 of our letter dated December 3, 2010, you have replaced "cumulative productive acreage" with "existing productive acreage." However, as currently drafted, such disclosure suggests that you are referring to both your existing productive acreage and acreage that you intend to acquire, but do not own as of the date of this prospectus. Please revise your disclosure on page 2 to clarify. If the reference to "existing productive acreage" is correct, please advise us as to how this differs from your description of the amount you will be able to produce from your "existing productive acreage" as described under the heading "[w]e have a captive supply of cost competitive feedstock that does not compete with food crops."

6. We note that you refer to the National Renewable Fuel Standard as both "RSF2" and "RFS2." Please be consistent in your use of defined terms throughout your prospectus.

7. We note your revised disclosure on page 4 under "Access to renewable stable priced feedstock." In particular, you note that "available quantities of food-based feedstock are insufficient to meet the quantities of biofuels mandated by governments for future use." Please clarify whether the feedstock itself is unavailable, or whether it is the price of the feedstock that is the limiting factor in producing biofuels.

8. We note your disclosure under "Our Corporate History" stating that Mission Biofuels Sdn Bhd owns your second biodiesel refinery. Please clarify whether this subsidiary owns the second biodiesel refinery, or if instead title to the refinery has not yet been transferred, as suggested on page 2 and elsewhere in your prospectus.

Risk Factors, page 10

If palm oil or Jatropha oil is not approved as a feedstock under Renewable Fuels Standard 2…, page 11

9. We note your disclosure that you expect the approval of palm-based biodiesel under the National Renewable Fuel Standard by December 31, 2010. Please update the status of such approval.

We have experienced and may in the future experience volatile capacity utilization . . ., page 14

We have suffered and may continue to suffer low capacity utilization . . ., page 14

10. We note your revisions in response to comment 25 of our letter dated December 3, 2010. However, we note that your revisions do not address your dependence on any particular customer aside from Valero, despite your statement that you do "not [convert] palm oil to biodiesel unless [you] have a committed contract customer willing to accept pricing

based on [y]our cost of purchasing foodstock and earning a positive margin from refining." Given that in fiscal 2009 and fiscal 2010, one European customer accounted for over 82% of your biodiesel sales, and that you will not be able to make any sales to Valero until palm oil and Jatropha oil are approved under the National Renewable Fuel Standard, please add a risk factor disclosing your historical dependence on such European customer and that your contract with such customer has expired.

We may have difficulty obtaining or maintaining all the required licenses . . ., page 14

11. We note your revisions in response to comment 36 of our letter dated December 3, 2010. Please further revise your disclosure to disclose specific material licenses or permits that you are in the process of applying for, if any, and the status of the approval process for such licenses or permits.

Our financial performance may be adversely affected by fluctuations in exchange rates, page 17

12. We note your revised disclosure in response to comment 39 of our letter dated December 3, 2010. To the extent that any of the direct hedging loses that you reference were material, please quantify such loses.

We may be unable to obtain adequate financing . . ., page 18

13. We note your revisions in response to comment 40 of our letter dated December 3, 2010. Please revise your disclosure to specify whether you also intend to seek shareholder approval of the 50-1 share consolidation at your general meeting in January 2011, and if not, when you expect to seek such approval.

14. As noted in comment 23 of our letter dated December 3, 2010, this risk factor appears to address multiple, distinct risks. Please revise this risk factor to present each distinct risk in a separate risk factor.

We face significant competition from existing and new competitors . . . , page 18

15. We note your revisions in response to comment 43 of our letter dated December 3, 2010. However, your revised disclosure addresses only competing technologies as opposed to "existing and new competitors." To the extent material, please discuss such competition from existing competitors and discuss any expectations that existing competitors may increase operations or new competitors may enter the market, including any material impact this would have on you.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Overview, page 36

16. We note your revisions in response to comment 45 of our letter dated December 3, 2010, and your statement that you have "already crushed and exported commercial quantities of Jatropha oil, but [you] have not yet produced a commercial quantity of Jatropha based biodiesel." Please add disclosure in your business section, or elsewhere as appropriate, to discuss the significance of the commercial quantities of Jatropha oil, including where you exported the Jatropha oil and the revenue generated from such commercial quantities of Jatropha oil.

17. We note your revisions in response to comment 46 of our letter dated December 3, 2010. However, we note that you deleted the discussion of pricing spreads in the forward market versus the spot market, and now only state that you have been successful in arranging positive-margin spot contracts. Please revise your disclosure to explain the spot market in terms that investors will understand, and explain the significance of the fact that you have previously arranged for spot contracts and "anticipate that there will be opportunities to do so in the coming fiscal years."

18. We note your revisions on page 37 stating that your Jatropha feedstock contract farming operations are still in the development stage because they are "not yet producing quantities of Jatropha crude oil that allow [you] to continually run [y]our biodiesel refineries." Please revise your disclosure to disclose how often you are able to run [y]our biodiesel refineries based on your current production of Jatropha crude oil, and when you expect that you will be able to "continually" run such refineries.

Comparison of Results of Operations, page 39

Fiscal 2009 compared with fiscal 2008, page 40

19. We note that in response to comment 52 of our letter dated December 3, 2010, you state that the reference to production volumes in 2010 was erroneous. However, we note on page 43 that you continue to state that the cost of growing your biological assets decreased from fiscal year 2008 to fiscal year 2009 "attributed to lower production volumes in 2010." Please revise your disclosure accordingly.

Liquidity and Capital Resources, page 42

20. We note your response to comment 53 of our letter dated December 3, 2010. However, your "Overview" section does not address the particular factors discussed in Note 5 to your financial statements, including that your ability to continue as a going concern is dependent upon your ability to collect amounts owed to you under your receivables and

to defer the capital commitment relating to the second biodiesel plant. Please include a revised discussion of such factors as part of your Liquidity and Capital Resources section.

21. We note your revisions in response to comment 54 of our letter dated December 3, 2010. Please further revise your disclosure to clarify whether the only financial or operating covenants that you believe are reasonably likely to limit your ability to undertake financing to a material extent are the two covenants discussed in the revised disclosure. Further, please disclose your current position in relation to such covenants. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

22. We note your revisions in response to comment 55 of our letter dated December 3, 2010. Please revise your disclosure to specify how you plan to fund the amount you will owe upon transfer of the second biodiesel refinery, including whether such payment is dependent upon the completion of this offering.

Our Industry, page 49

23. We note your response to comment 58 of our letter dated December 3, 2010, however it does not appear that you have revised your disclosure to provide context for certain terms, including "base catalyzed transesterification," "BPAC-AGQM technical standard biodiesel," and "solvent extraction technique." Please revise your disclosure accordingly.

24. We note your revisions in response to comment 61 of our letter dated December 3, 2010. However, your disclosure on page 51 continues to state that "[d]etailed analyses are currently being progressed to demonstrate that palm and Jatropha are able to meet [the National Renewable Fuel Standard] requirements." Such disclosure suggests that palm oil and Jatropha oil will be approved under such requirements. Please revise your disclosure to indicate who is conducting such analyses, and to clearly state that palm oil and Jatropha oil are not, and may not be, approved under the National Renewable Fuel Standard requirements.

Business, page 57

Overview, page 57

25. We note your response to comment 66 of our letter dated December 3, 2010. Please revise your disclosure to disclose the basis for the statements regarding your competitive condition as required by Item 4.B.7. of Form 20-F. Please also confirm that the 2008 report entitled "Global Market Study on Jatropha" is widely available to the public.

By-product value realization, page 72

26. We note your revised disclosure in response to comments 73 and 74 of our letter dated December 3, 2010. However, it remains unclear how the bio-fertilizer prices cited relate

to the scenario analysis shown in the chart on page 72. Please clarify whether the bio-fertilizer prices were used to determine the estimated seed cake margin that may be realized, or if not, please revise your disclosure to explain the significance of such prices.

Refining Factor Inputs, page 72

27. We note your response to comment 78 of our letter dated December 3, 2010. We continue to believe that given that the customer accounted for 82% of your biodiesel sales in fiscal years 2009 and 2010, disclosure of the identity of the customer is material information that is required to be disclosed. We note your statement that the contract with this customer has expired, however, given your past dependence on such customer, and your disclosure on page 14 that you do not convert palm oil to biodiesel unless you have a committed contract customer willing to accept pricing based on your cost of purchasing foodstock and earning a positive margin from refining, please clearly revise your disclosure here, and elsewhere throughout the prospectus as appropriate, to clarify that your contract with this customer has expired and that, if true, the only other contract customer you currently have is Valero.

Plant Utilization & Operating History, page 78

28. We note your revised disclosure stating that despite the fact the one customer contributed over 82% of your biodiesel sales in fiscal years 2009 and 2010, you believe that in the periods in which you sold product to your primary customer, you could have consummated sales to other counterparties, and that you are not significantly dependant on any single customer. Please reconcile this disclosure with your disclosure on page 14 as noted in the comment above.

Strategic long term offtake agreement, page 79

29. We note your revised disclosure in response to comment 81 of our letter dated December 3, 2010. Please further revise your disclosure to disclose any consideration passing to or from you in connection with the contract (aside from the warrants), and the material terms and conditions of the contract, including terms that condition performance of the contract on the approval of palm-based biodiesel under the National Renewable Fuel Standard. See Item 10.C. of Form 20-F.

30. We note that your agreement with Valero included an equity arrangement whereby you issued to Valero 81.41 million warrants providing Valero with the right to purchase up to 25% of the company, but that Valero did not exercise the warrants and they expired on August 31, 2010. Please supplementally advise us as to the reason(s) that Valero decided not to exercise such warrants and provide prominent disclosure in the forepart of the prospectus addressing the fact that your key collaborative partner expressly declined to acquire a significant equity stake in the company under the terms of the arrangement entered into in 2009.

Corporate History and Development, page 79

31. We note your revised disclosure in response to comment 84 of our letter dated December 3, 2010. Please revise your disclosure to include a description of your principal capital expenditures and divestitures since the end of your last fiscal year to the date of the prospectus. See Item 4.A.5. of Form 20-F.

Employees, page 82

32. We note your revised disclosure in response to comment 86 of our letter dated December 3, 2010. Please revise your disclosure to disclose the number of temporary employees you employed on average during the most recent financial year. See Item 6.D. of Form 20-F.

Revenue and Other Income, page F-14

33. We have read your response to comment 101 from our letter dated December 3, 2010. You state on page 39 that you recognize revenue in your feedstock segment in two primary phases. The first phase recognizes the change in fair value in other income of the Jatropha saplings where you grow saplings from seeds in your own self managed nurseries. You disclose that the seeds germinate into saplings and are then sold (at principally the same value as the fair value) to contract farmers and the fair value of the biological assets is recognized at this point in time. Please tell us whether you are applying the guidance of paragraph 13 of IAS 41 that states that agricultural produce harvested from an entity's biological assets shall be measured at its fair value less costs to sell at the point of harvest. If so, please tell us the factors you considered in concluding that you satisfied the definition of "harvest" (as defined by paragraph 5of IAS 41 as the detachment of produce from a biological asset or the cessation of a biological asset's life processes) at the point the saplings are sold. Specifically, we note the saplings grow from germinated seeds and at the point of sale we assume you are not detaching the sapling from the seed, as the sapling is the seed. Given this, please tell us whether the sapling would be considered a sale of a biological asset rather than agriculture produce. However, if you are applying the guidance of paragraph 12 of IAS 41 that states that a biological asset shall be measured on initial recognition and at the end of each reporting period at its fair value less costs to sell, unless the fair value cannot be measured reliably, please tell us why you recognized the change in fair value in other income upon the sale of the saplings to the farmers. As part of your analysis of revenue recognition in your response letter you use the term "on-sold" please tell us what you mean by this term.

You state on page 39 that you do not recognize revenue again when the sapling is sold to the farmer because this would result in revenue being recognized twice. Since you are not recognizing revenue from the sale of the sapling please tell us when you recognize cost of sales related to these saplings in income and describe the items included in cost of sales. Furthermore, if you are not recognizing revenue when the saplings are sold to farmers please tell us the source of the receivable you recorded related to the saplings and please provide the journal entries made to record your receivable so that we may better understand your accounting. Please also include the journal entries made to remove the receivable once collected and address whether you are repaid in cash, seeds or some other form of payment. You state on page 39 that when the biological assets are sold and delivered to the contract farmer the saplings are derecognized as biological assets at this point in time. Please tell us the journal entries that you made to derecognize your biological asset so that we may better understand your accounting. Also, since you state you derecognized your biological asset are you applying the guidance of IAS 39. If so, please tell us the factors you considered in concluding that you met the requirements of paragraph 17 of IAS 39 for derecognition.

You disclose on page 39 that when the biological assets are sold and delivered to the contract farmer, management control and the risks and rewards beneficial to the ownership of the saplings are lost. However, you disclose on page 58 that you provide long-term support to your farmers to implement sound agronomy practices through the Jatropha plant life-cycle and help them secure financing. Please tell us whether this involvement contradicts your revenue recognition policy and your ability to recognize revenue and derecognize your biological asset. Furthermore, please tell us whether you have other contracted or uncontracted obligations to the farmers. If so, please describe these obligations and the impact to revenue recognition and your ability to derecognize your biological asset. Please tell us and disclose in your revised filing whether you are obligated to pay any banks for defaulted loans by your farmers. If so, please update your off-balance sheet arrangements disclosure if applicable.

You state in your response letter that due to the slow receipt of monies that a material portion of your receivables were re-classified as non-current receivables. Please revise your filing to separately present receivables related to your Jatropha operations for all periods presented.   Furthermore, it appears that you collected your 2009 long-term trade and other receivable balance of $11.6 million, as the balance is zero as of June 30, 2010. Please tell us and quantify amounts collected related to your Jatropha operations. Please revise your filing to disclose in your liquidity section in MD&A your standard payment terms. Please also clarify in your disclosure situations where the farmers are not required to pay you (i.e. if a farmer purchases saplings from you but 90% of the saplings die after purchase, would the farmer be required to pay you the full purchase price of the saplings received or the purchase price for the saplings that survived). We note on page 66 that you state that of the 321,383 acres of Jatropha under contract as of September 15, 2010 that only 179,325 were productive acres under cultivation. Given that approximately 56% of the acres are productive please revise your filing to include a discussion in MD&A whether you expect this to negatively impact your liquidity. We note as part of your response that you state the receivables held on your balance sheet as of June 30, 2010 represents the Boards' assessment of the value of receivables anticipated to be collected from contract farmers who will utilize the bank loans. Please tell us how you account for and record receivables from farmers that choose not to use bank funding.

Please provide us the contract for the sale of saplings to farmers and the contract for the sale of seeds from the farmers to you.

Exhibits

General

34. We note your response to comment 107 of our letter dated December 3, 2010 that you intend to file a confidential treatment request relating to the Valero offtake agreement. We will review such confidential treatment request and will issue comments, if any, in a separate letter. Please note, all comments on the confidential treatment request must be cleared before we can declare the registration statement effective.

35. We note that in response to comment 108 of our letter dated December 3, 2010 you state that you believe the contract with your customer who accounted for 82% of your biodiesel revenue is an "ordinary course contract." Please tell us why, notwithstanding that the contract was entered into in the ordinary course of business, the contract is not one upon which your business was substantially dependent such that the contract should be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

36. We note that Cargill has historically supplied 95% of your crude palm oil. Please file any written agreements with this supplier or explain why you are not required to do so.

Exhibits 8.1 and 8.2

37. We note that counsel has provided short-form tax opinions with respect to the material Australian and U.S. federal income tax consequences of an investment in your ordinary shares. As counsel is providing short-form opinions, please revise your prospectus disclosure for the material Australian and U.S. federal income tax consequences to set forth counsel's opinions as to such matters. The revised disclosure should clearly identify each material tax consequence being opined upon and set forth counsel's opinion as to each identified tax item and should cite relevant authority and provide appropriate analysis. To the extent tax consequences are uncertain and counsel is not able to render a "will" opinion, the revised disclosure should expressly acknowledge and describe the basis for the uncertainty and you should add appropriate risk factor disclosure to the prospectus. The revised discussion should also clearly state that the discussion is counsel's opinion.

38. Please have counsel revise Exhibits 8.1 and 8.2 to consent to the prospectus discussion of its opinion, in addition to its consent to the reproduction of the opinion as an exhibit and being named in the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at 202-551-3772, or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Andrew Riley, Esq. (*via facsimile at* 61-2-9225-1595)
       Baker & McKenzie, P.C.

       Yvan-Claude Pierre, Esq. (*via facsimile at* 212-335-4501)
       Daniel I Goldberg, Esq.
       DLA Piper LLP